CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
OPTIMUM INTERACTIVE (USA) LTD.
Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

OPTIMUM INTERACTIVE (USA) LTD., a Delaware corporation (the “Corporation”), duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “GCL”), through its duly authorized officers and by authority of its Board of Directors does hereby certify as follows:

FIRST:	The name of the Corporation is “Optimum Interactive (USA) LTD.”

SECOND:	Article IV of the Corporation’s Certificate of Incorporation is hereby amended toread in its entirety as follows:

FOURTH:
Effective upon the filing date of this Certificate of Amendment to the Corporation’s Certificate of Incorporation (the “Filing Date”), (a) each One (1) share of the Corporation’s Common Stock, issued and outstanding prior to the Filing Date (the “Old Common Stock”) shall be automatically converted and reconstituted into Thirty (30) outstanding shares of this Corporation’s Common Stock (the “Common Stock”) and (b) each One (1) share of this Corporation’s Series B Preferred Stock, issued and outstanding prior to the Filing Date (the “Old Series B Preferred Stock”) shall be automatically converted and reconstituted into Thirty (30) outstanding shares of this Corporation’s Series B Preferred Stock (the “Series B Preferred Stock”) without any further action by the holders of such shares of Old Common Stock or Old Series B Preferred Stock and whether or not the certificates representing the shares of Old Common Stock or Old Series B Preferred Stock are surrendered to this Corporation (the “Stock Split”). No further adjustment of any number, preference, or price set forth herein shall be made as a result of the Stock Split, as all share amounts, dollar amounts per share and other provisions set forth in this Certificate of Amendment to the Certificate of Incorporation have been appropriately adjusted to reflect the Stock Split. The Corporation shall not be obligated to issue certificates evidencing the shares of the Common Stock or the Series B Preferred Stock issuable upon the Stock Split unless certificates evidencing such shares of Old Common Stock or Old Series B Preferred Stock are either delivered to the Corporation or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith.

The total number of shares that the Corporation shall have the authority to issue is increased to: (i) 1,500,000,000 shares of Common Stock with a par value of $0.000 1 per share, (ii) 8,000,000 shares of Series A Preferred Stock with a par value of $0.0001 per share (“Series A Preferred Stock”), (iii) 30 shares of Series B Preferred Stock with a par value of $0.0001 per share and (iv) 11,999,970 shares of blank check preferred stock, having a par value of $0.000 1 per share (the “Blank Check Preferred”).”

With respect to the Blank Check Preferred, the Corporation’s Board of Directors (the “Board”) shall have authority to the fullest extent permitted under the GCL, but subject to all contractual restrictions to which it is bound, to adopt by resolution from time to time one or more Certificates of Designation providing for the designation of one or more series of Preferred Stock, and such designations, limitations, voting rights (if any) and restrictions thereof, and to fix or alter the number of shares comprising any such series, subject to any requirements of the GCL, all contractual restrictions by which the Corporation is bound and the Corporation’s Certificate of Incorporation, as amended from time to time. The authority of the Board with respect to each such series shall include, without limitation of the foregoing, the right to determine and fix the following preferences and powers, which may vary as between different series of Preferred Stock:

(i) the distinctive designation of such series and the number of shares to constitute such series;

(ii) the rate at which any dividends on the shares of such series shall be declared and paid, or set aside for payment, whether dividends at the rate so determined shall be cumulative or accruing, and whether the shares of such series shall be entitled to any participating or other dividends in addition to dividends at the rate so determined, and if so, on what terms;

(iii) the right or obligation, if any, of the Corporation to redeem shares of the particular series of Preferred Stock and, if redeemable, the price, terms and manner of such redemption;

(iv) the special and relative rights and preferences, if any, and the amount or amounts per share, which the shares of such series of Preferred Stock shall be entitled to receive upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(v) the terms and conditions, if any, upon which shares of such series shall be convertible into, or exchangeable for, shares of capital stock of any other series, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(vi) the obligation, if any, of the Corporation to retire, redeem or purchase shares of such series pursuant to a sinking fund or fund of a similar nature or otherwise, and the terms and conditions of such obligation;

(vii) voting rights, if any, including special voting rights with respect to the election of directors and matters adversely affecting any series of Preferred Stock; and

(viii) limitations, if any, on the issuance of additional shares of such series or any shares of any other series of Preferred Stock.

THIRD:	The foregoing amendment was duly adopted in accordance with the provisions of

Sections 141, 211 and 242 of the GCL.

FOURTH:	This Certificate of Amendment of the Certificate of Incorporation shall become effective immediately upon its filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned, being the Chief Executive Officer of the Corporation hereinabove named, does hereby certify, under penalties of perjury, that the facts hereinabove stated are truly set forth, and accordingly, such officer has hereunto set his hand as of this 26th day of August, 2009.

Optimum Interactive (USA) Ltd.
/s/ Anthony Roth
Name: Anthony Roth
Title: Chief Executive Officer

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